Exhibit 99.2

NICOLA MINING INC.

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
Nicola Mining Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nicola Mining Inc. (the “Company”), as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ deficit, and cash flows for the years ended December 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as at December 31, 2025, the Company has an accumulated deficit of $114,484,337 and working capital of $3,114,160. These events and conditions indicate that a material uncertainty exists that may raise substantial doubt to the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

DAVIDSON & COMPANY LLP	1200 – 609 Granville Street	604 687 0947
	PO BOX 10372, Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ Davidson & Company LLP

Chartered Professional Accountants	Vancouver, Canada

April 27, 2026

NICOLA MINING INC.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalent		$1,698,401	$1,462,218
Amounts receivable	4	846,928	670,556
Marketable securities	8	4,254,503	1,076,142
Prepaid expenses and other assets		352,596	223,425
		7,152,428	3,432,341
Non-current assets
Property, plant, and equipment	5	5,755,091	5,734,412
Right-of-use assets		204,499	54,601
Mineral interests	7	4	4
Restricted cash	9	1,437,875	1,437,875
Total assets		$14,549,897	$10,659,233
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$2,800,319	$1,616,118
Current portion of lease liabilities		104,708	26,174
Deferred revenue		414,323	—
Loan payable	16	718,918	—
Secured convertible debentures	10	—	4,481,066
Flow-through liability	13	—	102,524
		4,038,268	6,225,882
Non-current liabilities
Lease liabilities		107,386	28,427
Asset retirement obligation (“ARO”)	11	13,754,006	14,219,544
Total liabilities		17,899,660	20,473,853
Equity
Shareholders’ deficit
Share capital	13	98,320,934	87,783,671
Equity component of convertible debentures	10	—	2,659,366
Warrants	13	1,694,494	1,694,494
Contributed surplus	14	11,119,146	9,494,098
Accumulated deficit		(114,484,337)	(111,446,249)
Total shareholders’ deficit		(3,349,763)	(9,814,620)
Total liabilities and shareholders’ deficit		$14,549,897	$10,659,233

Nature of operations and going concern (Note 1)

Subsequent events (Note 20)

Approved on behalf of the Board:

Peter Espig (signed)	Director	Frank Hoegel (signed)	Director

The accompanying notes are an integral part of these consolidated financial statements.

NICOLA MINING INC.

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian dollars)

		Year ended December 31
	Note	2025	2024
Milling revenue	15	$1,535,138	$818,157
Milling – cost of sales	6	(3,062,422)	(2,257,053)
Gross margin		(1,527,284)	(1,438,896)

Care and maintenance		(1,121,110)	(1,045,250)
Change in estimate and accretion of ARO	11	465,538	286,545
Consulting fees	16	(626,961)	(552,750)
Depreciation		(63,077)	(13,400)
Exploration costs	7	(1,214,099)	(1,759,410)
Office and general		(595,398)	(460,536)
Professional fees		(446,848)	(183,607)
Travel and investor relations		(804,908)	(582,750)
Regulatory and transfer agent fees		(89,624)	(56,173)
Rent		(7,111)	(45,161)
Salaries and benefits	16	(20,568)	(99,412)
Share-based compensation	14,16	(2,464,626)	(756,784)
Stripping costs	7	(1,330,562)	—
Total operating expenses		(8,319,354)	(5,268,688)
Net loss before other items		(9,846,638)	(6,707,584)

Flow-through premium	13	102,524	4,192
Other income	15	801,367	1,968,941
Finance costs	12	(442,946)	(591,881)
Fair value revaluation – marketable securities	8	3,879,293	103,897
Foreign exchange loss		(18,428)	(8,511)
Net loss for the year		$(5,524,828)	$(5,230,946)

Loss per share – basic and diluted		$(0.03)	$(0.03)
Weighted average number of common shares outstanding – basic and diluted		185,967,860	165,376,575

The accompanying notes are an integral part of these consolidated financial statements.

NICOLA MINING INC.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	Year Ended December 31
	2025	2024
Operating Activities
Net loss for the year	$(5,524,828)	$(5,230,946)
Adjustments for:
Change in estimate and accretion of ARO	(465,538)	(286,545)
Share-based compensation	2,464,626	756,784
Depreciation	363,001	230,592
Non-cash interest and finance costs	430,646	597,227
Foreign exchange loss	(5,960)	—
Flow-through premium	(102,524)	(4,192)
Fair value revaluation – marketable securities	(3,879,293)	(103,897)
Changes in non-cash working capital items
Amounts receivable	(176,372)	(103,847)
Prepaid expenses and other assets	(129,171)	(100,385)
Accounts payable and accrued liabilities	1,042,188	933,913
Deferred revenue	414,323	—
Cash Used in Operating Activities	(5,568,902)	(3,311,296)
Investing Activities
Purchase of marketable securities	(75,000)	(1,000,000)
Purchase of property, plant, and equipment	(179,494)	(452,988)
Restricted cash advanced	—	(162,000)
Proceeds – sales of marketable securities	775,932	27,755
Cash Provided by (Used in) Investing Activities	521,438	(1,587,233)
Financing Activities
Proceeds from issuance of common shares	3,305,907	1,814,999
Share issuance costs	(252,277)	(145,395)
Interest payment on secured convertible debenture	—	(33,000)
Repayment of lease liabilities	(79,370)	(31,975)
Loan proceeds	690,446	—
Proceeds from warrants exercised	807,791	—
Proceeds from stock options exercised	811,150	—
Cash Provided by Financing Activities	5,283,647	1,604,629
Net change in cash and cash equivalent for the year	236,183	(3,293,900)
Cash and cash equivalent - beginning of year	1,462,218	4,756,118
Cash and cash equivalent - end of year	$1,698,401	$1,462,218
Non-cash transactions:
Property, plant and equipment purchase in accounts payable and accrued liabilities	$142,013	$—
Fair value of stock options exercised	$539,578	$—
Fair value of shares issued to settle RSUs vested	$300,000	$—
Reclassification of the equity component of convertible debentures upon conversion	$172,626	$12,303
Shares issued to settle convertible debentures and interest	$5,025,114	$314,262
Initial recognition of flow-through premium liability	$—	$106,716
Initial recognition of right-of-use assets and lease liabilities	$212,071	$64,476
Breakdown of cash and cash equivalent:
Cash	$1,640,901	$1,402,218
GIC	57,500	60,000
Cash and cash equivalent - end of year	$1,698,401	$1,462,218

The accompanying notes are an integral part of these consolidated financial statements.

NICOLA MINING INC.

Consolidated Statements of Changes in Shareholders’ Deficit

(Expressed in Canadian dollars)

				Equity
				Component
				of			Total
	Number of	Share		Convertible	Contributed	Accumulated	Shareholders’
	Common Shares	Capital	Warrants	Debentures	Surplus	Deficit	Deficit
Balance, January 1, 2025	169,918,196	$87,783,671	$1,694,494	$2,659,366	$9,494,098	$(111,446,249)	$(9,814,620)
Share issuance financing	4,038,955	1,130,907	—	—	—	—	1,130,907
Share issuance financing, flow-through	4,350,000	2,175,000	—	—	—	—	2,175,000
Share issuance costs	—	(252,277)	—	—	—	—	(252,277)
Stock options exercised	2,952,500	1,350,728	—	—	(539,578)	—	811,150
Warrants exercised	2,019,477	807,791	—	—	—	—	807,791
Convertible debenture conversion	26,335,252	5,025,114	—	(172,626)	—	—	4,852,488
Shares issued to settle RSUs vested	1,000,000	300,000	—	—	(300,000)	—	—
Share-based compensation	—	—	—	—	2,464,626	—	2,464,626
Reclassification of equity component of convertible debentures to deficit	—	—	—	(2,486,740)	—	2,486,740	—
Net loss for the year	—	—	—	—	—	(5,524,828)	(5,524,828)
Balance, December 31, 2025	210,614,380	$98,320,934	$1,694,494	$—	$11,119,146	$(114,484,337)	$(3,349,763)

Balance, January 1, 2024	161,182,098	$85,894,218	$1,694,494	$2,671,669	$8,737,314	$(106,215,303)	$(7,217,608)
Share issuance financing	7,141,784	1,814,999	—	—	—	—	1,669,604
Share issuance costs	—	(145,395)	—	—	—	—	—
Flow-through premium	—	(106,716)	—	—	—	—	(106,716)
Convertible debenture conversion	1,594,314	326,565	—	(12,303)	—	—	314,262
Share-based compensation	—	—	—	—	756,784	—	756,784
Net loss for the year	—	—	—	—	—	(5,230,946)	(5,230,946)
Balance, December 31, 2024	169,918,196	$87,783,671	$1,694,494	$2,659,366	$9,494,098	$(111,446,249)	$(9,814,620)

The accompanying notes are an integral part of these consolidated financial statements.

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nicola Mining Inc. (the “Company” or “Nicola”) is a junior exploration company that is engaged in the business of identification, acquisition, and exploration of mineral property interests together with custom milling operations at its mill located in Merritt, B.C. (the “Merritt Mill”). The Company’s head office is located at 3329 Aberdeen Road, Lower Nicola, B.C. Nicola is a publicly listed company incorporated under the Business Corporations Act (British Columbia). The Company’s common shares are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “NIM.V”, the Nasdaq Capital Market under the symbol “NICM”, and on OTCQB operated by the OTC Markets Group Inc. under the ticker “HUSIF”.

As at December 31, 2025, the Company had an accumulated deficit of $114,484,337 (December 31, 2024 - $111,446,249) and working capital of $3,114,160 (2024 – working capital deficit of $2,793,541). To continue operations, the Company will be required to raise funds through the issuance of equity or debt, be successful recommencing operations at the Treasure Mountain project (“Treasure Mountain Property”) and/or Merritt Mill (“Merritt Mill”), together with ongoing exploration programs at its New Craigmont property (“New Craigmont Property”).

The Company’s business may be affected by changes in political and market conditions, such as interest rates, availability of credit, inflation rates, tariffs, changes in laws, and national and international circumstances. Recent geopolitical events and potential economic global challenges such as the risk of higher inflation and energy crises, may create further uncertainty and risk with respect to the prospects of the Company’s business. These factors represent a material uncertainty that may raise substantial doubt about the Company’s ability to continue as a going concern. Realization values may be substantially different from carrying values as shown and the Company’s consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

These consolidated financial statements have been prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

2.	BASIS OF PRESENTATION

a)Statement of Compliance with IFRS Accounting Standards

The consolidated financial statements of Nicola have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been authorized for release by the Company’s Board of Directors on April 27, 2026.

b)Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Huldra Properties Inc. All inter-company balances, and transactions are eliminated on consolidation.

c)Basis of Measurement

These consolidated financial statements are presented in Canadian dollars, which is also the Company’s and its subsidiary’s functional currency and have been prepared on a historical cost basis, except for certain financial instruments, which are carried at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

2.	BASIS OF PRESENTATION – (continued)
d)	Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments and estimates which affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. The judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i)	Going concern

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned work program on its mineral properties, meet its on-going levels of corporate overhead and commitments, keep its properties in good standing and discharge its liabilities as they come due. These matters result in material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern. See note 1 for details.

ii)	Revenue – Agent versus Principal

The Company uses judgment in assessing whether it is acting as an agent or principal in earning milling revenues. As part of this determination, consideration has been given as to whether the Company control the goods being delivered to the customer, is primarily responsible for fulling the promise to provides goods to the customer, having any inventory risk, and the Company’s ability in establishing pricing. Management has reviewed the relevant factors and assessed that the Company is an agent.

e)	Key Sources of Estimation Uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

i)	ARO

The Company’s rehabilitation provision represents management’s best estimate of the present value of the future cash outflows required to settle the liability. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future rehabilitation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

ii)	Impairment of non-current assets

At the end of each reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. The determination of whether indicators of impairment exist is based on management’s judgment of whether there are internal and external factors that would indicate that a non-financial asset is impaired. Impairment is assessed at the level of cash-generating units or “CGUs”, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

3.	MATERIAL ACCOUNTING POLICIES

a)Property, Plant, and Equipment

On initial recognition, property, plant, and equipment (“PPE”) are valued at cost, being the purchase price and directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items.

PPE is subsequently stated at cost less accumulated depreciation, less any accumulated impairment losses, apart from land, which is not depreciated.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repair and maintenance costs are charged to the statement of operations during the financial period in which they are incurred.

The Company allocates the amount initially recognized in respect of an item of PPE to its significant parts and depreciates separately each part. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposal of an item of PPE are determined by comparing the proceeds from disposal with the carrying amount of the asset and are recognized within operating expenses in the statement of operations.

PPE are depreciated using the following methods:

Mill	20 years straight-line
Computers and office equipment	20% declining balance
Camp and site infrastructure	5 years straight-line
Heavy machinery and equipment	5 years straight-line

b)Impairment of Non-financial Assets

At the date of each statement of financial position, the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of operations for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the statement of operations.

3.	MATERIAL ACCOUNTING POLICIES – (continued)

c)Mineral Interests

The Company follows the method of accounting for its mineral interests whereby all costs related to acquisition and site restoration are capitalized by project, net of recoveries received. The amounts shown as mineral interests represent costs incurred to date less amounts written off, and do not necessarily represent present or future values. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold. The ultimate recoverability of amounts capitalized for mineral interests is dependent upon the delineation of economically recoverable ore reserves, the Company’s ability to obtain the necessary financing to complete development and realize profitable production or proceeds from the disposition thereof.

d)Exploration and Evaluation Expenditures

Exploration and evaluation expenditures (“E&E”) excluding mineral interest acquisition and site restoration costs are charged to the statement of operations as incurred. When it has been established that a mineral deposit is commercially mineable, and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine on the property prior to the start of the mining operations is capitalized. Any recoveries received that relate to exploration costs are recorded as a recovery of such costs.

e)Stripping Costs

Stripping costs that provide a benefit in the form of inventory produced are accounted for as part of the cost of inventory. Where stripping activity provides improved access to ore that will be mined in future periods, the costs are recognized as a stripping activity asset if it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity, the entity can identify the component of the ore body for which access has been improved; and the costs relating to the stripping activity associated with that component can be measured reliably. As at December 31, 2025, management has determined that it is not probable that future economic benefit will flow to the entity. Accordingly, stripping costs have been expensed in the statement of operations and comprehensive loss.

f)Revenue Recognition

Milling Revenue

Revenue includes precious metals (gold and silver) revenue and milling revenue.

Precious metals revenue, based on spot metal prices, is recorded when the goods are physically delivered. The performance obligations are satisfied when concentrate is delivered to the customer. At this point in time, the Company physically transfers the product and the significant risks and rewards related to ownership of the concentrate to the customer. Revenue from gold sales is recorded based on the contract price.

Milling revenue is recorded when the ore processing service is rendered by the Company, accepted by the client and collection is reasonably assured. The performance obligations are satisfied when the milling services have been completed.

When applicable, the Company excludes amounts collected on behalf of third-parties from revenue when it does not control the goods or services before they are transferred to a customer, since it is acting as an agent rather than a principal to the transaction.

3.	MATERIAL ACCOUNTING POLICIES – (continued)

f)Revenue Recognition – (continued)

Milling Revenue

The Company’s concentrate sales contract provides for certain provisional payments based upon provisional assays and quoted prices. Final settlement is also subject to final adjustments based on an inspection of the product by the buyer. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of the contained metal and is subsequently adjusted. Revenue is recorded under this contract at the time the control passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices and estimated quantities.

Royalty on Gravel Pit

The Company earns royalty income based on the extraction and shipment of tonnes of gravel and rocks from its site by a third party. The royalty is calculated based on the weight of gravel and rocks that are extracted and shipped off site by the operator. Royalty income is recognized when the performance obligation is satisfied, which is when the gravel and rocks are shipped off site at which point economic benefits will flow to the Company and income can be measured reliably. Royalty income is presented as other income in the consolidated statements of operations.

Space Rental

Rental income arising from monthly rental of space for storage to third parties is recognized as other income when the performance obligation is satisfied over the rental period, it is probable that the economic benefits will flow to the Company and the income can be measured reliably over the period of the rental. Rental income is presented within other income in the consolidated statements of operations.

Materials Disposal

The Company earns income from the import of materials, fly ash and reclaimed soil, based on the tonnes and type of material received from third parties. The income is recognized when the performance obligation is satisfied, which is when the materials are deposited at the site at which point economic benefits will flow to the Company and income can be measured reliably. Materials disposal income is presented as other income in the consolidated statements of operations.

g)Financial Instruments

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively. Cash and cash equivalent, amounts receivable, restricted cash, accounts payable and accrued liabilities, loan payable, lease liabilities and secured convertible debenture are carried at amortized cost.

Financial assets and liabilities carried at fair value or profit or loss are initially recorded at fair value and transaction costs are expensed in profit or loss in the statements of operations and comprehensive loss. Marketable securities is carried at fair value through profit or loss.

3.	MATERIAL ACCOUNTING POLICIES – (continued)

g)Financial Instruments – (continued)

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost using the simplified approach. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If, at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

h)Share Capital

Common shares are classified as shareholders’ equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of tax, from the proceeds.

The Company may issue units including common shares and warrants. To value these units, the Company uses residual value method. Under this method the Company values the common share, the easier component to value, and assigns the residual value to the warrant.

i)Share-based Payments

Share-based payments are arrangements in which the Company receives goods or services in consideration for its own equity instruments granted to non-employees. These are accounted for as equity settled share-based payment transactions and measured at the fair value of goods and services received. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or services.

j)Share-based Compensation

The Company grants share-based awards in the form of stock options and restricted share units (“RSUs”), which are all considered to be equity-settled awards. The Company determines the fair value of the awards on the date of grant using the Black-Scholes option pricing model for stock options and based on closing price of the shares on grant date for RSUs. This fair value is expensed to the statement of operations using a graded vesting attribution method over the vesting period of the awards, with a corresponding credit to contributed surplus. When the share options or share units are exercised, the applicable amounts of contributed surplus are transferred to share capital.

k)Asset Retirement Obligation

The Company records the present value of estimated costs of legal and constructive obligations required to restore the site in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling, and removing structures, rehabilitating mines and the tailings dam, dismantling facilities, closure of plant and waste sites and restoration, reclamation and re-vegetation of affected areas.

The obligation for mine closure activities is estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Since the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change because of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

3.	MATERIAL ACCOUNTING POLICIES – (continued)

k)Asset Retirement Obligation – (continued)

As the estimate of the obligations is based on future expectations, several assumptions and judgments are made by management in the determination of closure provisions. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out.

The present value of decommissioning and site restoration costs are recorded as a non-current liability. The provision is discounted using a real, risk-free pre-tax discount rate. Charges for accretion and restoration expenditures are recorded as operating activities. In subsequent periods, the carrying amount of the liability is accreted by a charge to the statement of operations to reflect the passage of time and the liability is adjusted to reflect any changes in the timing of the underlying future cash flows.

Changes to the obligation resulting from any revisions to the timing or amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease in the decommissioning provision, and a corresponding change in the carrying amount of the related long-lived asset. Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, or provision is made for the estimated outstanding continuous rehabilitation work at each statement of financial position date the cost is charged to the statement of operations.

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against the statement of operations as extraction progresses.

l)Flow-Through Shares

Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to exploration and evaluation expenditures may be claimed by investors instead of the entity. The issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible resource exploration and evaluation expenditures. The tax deduction is measured as the difference, if any, between the current market price of the Company’s common shares and the issue price of the flow-through shares. Upon incurring eligible resource exploration and evaluation expenditures, the Company recognizes the sale of tax deductions as a flow-through share premium on the statement of operations and reduces the liability.

m)Secured Convertible Debentures

Convertible debentures are financial instruments which are accounted for separately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual is accounted for as an equity instrument at issuance.

3.	MATERIAL ACCOUNTING POLICIES – (continued)

n)Income and Loss per Share

Income (loss) per share is based on the weighted average number of common shares outstanding for the year.

Diluted income (loss) per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options and warrants, and assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or issue date if later). The profit or loss attributable to common shareholders is adjusted to eliminate related interest costs recognized in profit or loss for the period.

In a period when the Company reports a loss, the effect of potential issuances of shares under options and warrants outstanding would be anti-dilutive and, therefore basic and diluted loss and comprehensive per share are the same.

o)Adoption of New and Revised IFRS and IFRS Not Yet Effective

Certain new standards, interpretations and amendments to existing standards have been issued that are mandatory for accounting periods noted below. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions.

I.Three defined categories for income and expenses (operating, investing and financing) to improve the structure of the income statement, and require all companies to provide new defined subtotals, including operating profit.
II.Requirement for companies to disclose explanations of management-defined performance measures (MPMs) that are related to the income statement.
III.Enhanced guidance on how to organise information and whether to provide it in the primary financial statements or in the notes.

This new standard is effective for reporting periods beginning on or after January 1, 2027. The Company is currently in the process of assessing its impact on the consolidated financial statements.

4.	AMOUNTS RECEIVABLE

	December 31, 2025	December 31, 2024
Gravel, ash, soil, and other receivables	$648,417	$354,054
GST receivable	198,511	112,802
Provisional gold sales	—	203,700
	$846,928	$670,556

5.	PROPERTY, PLANT, AND EQUIPMENT

				Heavy	Computers
			Camp and Site	Machinery	and Office
	Land	Mill	Infrastructure	and Equipment	Equipment	TOTAL
	$	$	$	$	$	$
Cost
Balance at December 31, 2023	4,180,000	1,841,372	157,585	547,619	46,250	6,772,826
Additions	—	194,505	—	258,483	—	452,988
Balance at December 31, 2024	4,180,000	2,035,877	157,585	806,102	46,250	7,225,814
Additions	—	—	142,013	174,986	4,508	321,507
Balance at December 31, 2025	4,180,000	2,035,877	299,598	981,088	50,758	7,547,321

Accumulated Depreciation
Balance at December 31, 2023	—	707,953	108,281	425,880	41,931	1,284,045
Depreciation for the year	—	104,454	26,739	72,478	3,686	207,357
Balance at December 31, 2024	—	812,407	135,020	498,358	45,617	1,491,402
Depreciation for the year	—	101,794	48,617	146,933	3,484	300,828
Balance at December 31, 2025	—	914,201	183,637	645,291	49,101	1,792,230

Carrying Amounts
At December 31, 2024	4,180,000	1,223,470	22,565	307,744	633	5,734,412
At December 31, 2025	4,180,000	1,121,676	115,961	335,797	1,657	5,755,091

6.	MILLING – COST OF SALES

Cost of sales relate to all costs associated with operating the mill and are expensed as incurred as the Company does not control the goods or services before they are transferred to a customer. Revenue is recognized when the ore processing service is rendered by the Company, accepted by the customer, collection is reasonably assured, and performance obligations are satisfied. As a result, the recognition of milling costs does not necessarily coincide with the recognition of the related revenue and such costs are not matched to specific revenue periods.

	Year
	Ended December 31,
	2025	2024
	$	$
Amortization and depreciation	270,882	203,832
Power and fuel	204,341	141,722
Mill supplies and rentals	672,505	415,633
Mill repairs	293,402	525,943
Salaries and wages	1,616,152	967,641
Other	5,140	2,282
Total milling - cost of sales	3,062,422	2,257,053

7.	MINERAL INTERESTS

The Company holds a 100% interest in 30 mineral claims and 1 mineral lease at the Treasure Mountain Property, located near Hope, B.C. The properties are subject to a 2% net smelter royalty. The property remains in good standing, and further carrying charges and evaluation costs are being charged to the consolidated statement of operations as an operating expense.

The Company holds a 100% interest in New Craigmont Property comprising 22 mineral claims and 10 mineral leases located in Lower Nicola, BC. The properties are subject to a 2% net smelter royalty.

7.	MINERAL INTERESTS – (continued)

The Company’s group of claims consists of the following:

	December 31,	December 31,
	2025	2024
	$	$
a) The Treasure Mountain group of claims located in the Similkameen Mining Division of British Columbia	1	1

b) A Crown Grant mineral claim (Lot 1210) in the Yale Mining Division contiguous to the Treasure Mountain Claims known as the “Eureka”	1	1

c) The surface rights to Lot 1209 located in the Yale Mining Diversion of British Columbia known as the “Whynot Fraction”	1	1

d) Acquisition of 50% interest in Dominion Creek Property, located in the Cariboo Mining Diversion of British Columbia	1	1

	4	4

Exploration costs incurred are as follows:

	Years
	Ended December 31,
	2025	2024
	$	$
New Craigmont Property
Assay	81,915	16,422
Depreciation and amortization	—	13,360
Drilling and mapping	669,166	1,343,484
Field supplies and rentals	32,445	78,597
First Nations liaison consulting	15,000	17,500
Geological consulting and technical fees	410,075	561,754
Tenure lease	5,497	1,664
Exploration tax credits	—	(273,371)
Total costs incurred during the year	1,214,098	1,759,410

Dominion Creek Property

On May 31, 2021, the Company entered into a Mineral Property Purchase Agreement (“Dominion Purchase Agreement”) and acquired a 50% interest in 8 mineral claims known as the Dominion Creek Property from High Range Exploration Ltd (“High Range”). The Dominion Creek Property is located near Prince George, BC. The Company acquired 50% by paying $225,000, $75,000 of which was used to commence work on a 10,000-tonne bulk sample permit application. During the year ended December 31, 2022, the Company impaired the Dominion Creek Property by $224,999 to $1 due to the delays in development.

The Company is committed to acquiring the 10,000 tons bulk sample permit. Nicola will, within 30 days of High Range receiving the Permit, commence incremental funding the following costs (collectively “Initial Costs”):

7.	MINERAL INTERESTS – (continued)

Dominion Creek Property – (continued)

i)	Camp construction costs not to exceed $50,000 (incurred);
ii)	Road construction upgrade costs not to exceed $300,000 (incurred);
iii)	Reclamation bonding costs not to exceed $100,000 (paid); and
iv)	The Company also agreed to fund the project up to and including all costs to produce and ship 3,000 tons of ore.

A part of the Dominion Purchase Agreement, the Company entered a mining and profit sharing agreement (“Dominion Milling Agreement”). The Company would receive an even split for all profits after certain costs are reimbursed to High Range and Nicola (which includes all of Initial Costs).

Stripping costs incurred are as follows:

	Years Ended December 31,
	2025	2024
	$	$
Dominion Creek Project
Depreciation and amortization	28,403	—
Field supplies and rentals	151,606	—
Geological consulting and technical fees	6,274	—
Trenching	1,121,453	—
Other exploration expense	22,826	—
Total costs incurred during the year	1,330,562	—

8.	MARKETABLE SECURITIES

On January 17, 2024, the Company made a strategic investment of $1,000,000 in Blue Lagoon Resources Inc. (“BLLG”) to purchase 7,142,857 of BLLG’s common shares. During the year ended December 31, 2024, the Company received proceeds of $27,755 from the disposition of BLLG common shares. The fair value of the BLLG common shares was $1,076,142 as at December 31, 2024, resulting in a $103,897 fair value gain being recognized.

During the year ended December 31, 2025, the Company made a strategic investment of $75,000 in BLLG’s private placement units, each unit consisted of one share and one half of a warrant. The Company received proceeds of $775,932 from the disposition of BLLG common shares during the year ended December 31, 2025. As at December 31, 2025, the Company holds 5,503,857 common shares of BLLG with a fair value of $4,182,931 and 150,000 BLLG warrants with a fair value of $71,572. 50,000 of the warrants are exercisable at $0.35 for a common share of BLLG, expires on March 14, 2027 and 100,000 of the warrants are exercisable at $0.35 for a common share of BLLG and expires on April 28, 2027. During the year ended December 31, 2025, the Company recognized a fair value gain of $3,879,293 from the BLLG common shares and warrants.

9.	RESTRICTED CASH

The Company has in place deposits amounting to $1,437,875 as at December 31, 2025 (December 31, 2024 - $1,437,875) registered in the name of the British Columbia Ministry of Finance as security for its mining permits and for reclamation clean up at the Treasure Mountain Property, the Merritt Mill and decommissioned tailings, Dominion Creek Project and the New Craigmont Property.

10.	SECURED CONVERTIBLE DEBENTURE

Year ended December 31, 2025

On January 3, 2025, a $45,000 convertible debenture and interest of $4,421 were converted into 246,995 of the Company’s common shares. Upon this conversion, all remaining convertible debentures that matured on January 9, 2025 were converted.

During the year ended December 31, 2025, debenture holders converted the principal and settled interest of $4,803,067 for the convertible debenture that matured on November 21, 2025, into 26,088,257 common shares.

Year ended December 31, 2024

During the year ended December 31, 2024, debenture holders converted $314,262 of the convertible debenture (principal and interest) into common shares (see Note 13(a)) that mature on January 9, 2025.

The outstanding principal and interest of the Debentures and Second Tranche Debentures are secured against the assets of Nicola.

	December 31,	December 31,
	2025	2024
Opening	$4,481,066	$4,236,848
Accrued interest and accretion	371,422	591,480
Less payment of interest	—	(33,000)
Conversion of convertible debenture and interest	(4,852,488)	(314,262)
	$—	$4,481,066
Current portion	$—	$4,481,066
Non-current portion	$—	$—

11.	ASSET RETIREMENT OBLIGATION

	December 31,	December 31,
	2025	2024
	$	$
Opening balance	14,219,544	14,506,089
Change in estimate	(938,376)	(745,776)
Accretion expense	472,838	459,231
Closing balance	13,754,006	14,219,544

The Company’s estimates of future decommissioning and restoration for reclamation and closure costs for its mine and exploration and evaluation assets are based on reclamation standards that meet Canadian regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, reclamation plans and cost estimates, discount rates and timing of expected expenditures.

11.	ASSET RETIREMENT OBLIGATION – (continued)

Merritt Mill

The Merritt Mill reclamation costs were adjusted using a long-term inflation rate of 2.28% (2024 –2.31%) and then discounted using a risk-free rate of 3.85% (2024 – 3.33%).

The Company estimates the undiscounted and uninflated reclamation costs associated with the Merritt Mill to be $15,641,041 (December 31, 2024 - $15,290,830). The Company anticipates it will settle these obligations over 14 years (2024 – 15 years).

Treasure Mountain

The Treasure Mountain reclamation costs were adjusted using a long-term inflation rate of 2.28% (2024 –3.02%) and then discounted using a risk-free rate of 3.11% (2024 – 3.23%).

The Company estimates the undiscounted and uninflated reclamation costs associated with Treasure Mountain is $1,180,636 (December 31, 2024 - $1,073,123). The Company anticipates it will settle these obligations over 7 years (2024 – 8 years).

12.	FINANCE COSTS

	Year ended
	December 31,
	2025	2024
	$	$
Interest and accretion on convertible debentures (Note 10)	371,422	591,480
Lease liabilities	24,792	5,747
Other	46,732	(5,346)
	442,946	591,881

13.	SHARE CAPITAL AND RESERVES

a)Common Shares

Authorized

The authorized capital stock of the Company is an unlimited number of common shares without par value.

Year ended December 31, 2025

On January 3, 2025, a $45,000 convertible debenture and interest of $4,421 for the convertible debentures that matured on January 9, 2025, were converted into 246,995 of the Company’s common shares (note 10).

On March 12, 2025, the Company completed a non-brokered private placement issuing 4,038,955 units at a price of $0.28 per unit, for gross proceeds of $1,130,907 and paid $98,455 of transaction costs, for net proceeds of $1,032,452. Each unit consists of one common share and one-half of one share purchase warrant, with each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.40 each for a period of three years from the closing. The warrants are subject to an acceleration clause whereby, if the shares of the Company trade on the TSX-V at a closing price of $0.60 or greater per share for a period of ten consecutive trading days, the Company may accelerate the expiry of the warrants to thirty days after notice is given.

13.	SHARE CAPITAL AND RESERVES – (continued)

a)Common Shares – (continued)

Year ended December 31, 2025 – (continued)

On July 17, 2025, the Company closed a non-brokered flow-through private placement for an aggregate of 4,350,000 units at a price of $0.50 per unit for gross proceeds of $2,175,000. Each unit consists of one flow-through common share and one-half of one non-flow-through common share purchase warrant. Each warrant is exercisable at a price of $0.65 and expires on July 17, 2027. Total share issuance costs paid were $153,822.

On July 21, 2025, the Company elected to accelerate the expiry of outstanding common share purchase warrants of the Company originally issued under financings completed on March 12, 2025, exercisable at $0.40 per common share.Pursuant to the acceleration, a total of 2,019,477 warrants were exercised at $0.40 per common share for gross proceeds of $807,791.

During the year ended December 31, 2025, debenture holders converted the principal and settled interest of $4,803,067 for the convertible debentures that matured on November 21, 2025, into 26,088,257 common shares (note 10).

During the year ended December 31, 2025, the Company issued 2,952,500 common shares from stock option exercised for total proceeds of $811,150.

During the year ended December 31, 2025, the Company issued 1,000,000 common shares to settle restricted share units (“RSUs”) vested (note 14).

Year ended December 31, 2024

On April 12, 2024, the Company completed a flow-through private placement offering, pursuant to which it issued an aggregate of 5,499,994 shares at a price of $0.23 per share for gross proceeds of $1,264,999.

The Company paid an aggregate of $102,146 transaction cost in connection with the private placement.

On December 3, 2024, the Company completed a flow-through private placement offering, pursuant to which it issued an aggregate of 1,641,790 shares at a price of $0.335 per share for gross proceeds of $550,000.

The Company paid an aggregate of $43,249 transaction cost in connection with the private placement, and reclassified $106,716 of flow through liability out of equity.

During the year ended December 31, 2024, the Company converted $314,262 of convertible debenture into 1,594,314 shares (note 10).

b)Flow-Through Premium Liability:

	December 31, 2025	December 31, 2024
Flow-through premium liability	$102,524	$—
Flow-through premium recognized	—	106,716
Settlement of flow-through premium liability pursuant to qualified expenditures	(102,524)	(4,192)
Closing balance	$—	$102,524

The remaining qualifying expenditures to incur was $1,358,616 as at December 31, 2025 (2024 - $528,395).

13.	SHARE CAPITAL AND RESERVES – (continued)

c)Share Purchase Warrants

		Weighted Average
	Number of	Exercise Price
	Warrants	$
Balance at December 31, 2024, 2023	—	—
Warrants issuance	4,194,477	0.53
Warrants exercised	(2,019,477)	0.40
Balance at December 31, 2025	2,175,000	0.65

As at December 31, 2025, 2,175,000 share purchase warrants with an expiry date of July 17, 2027 are outstanding.

14.	SHARE-BASED PAYMENT

2022 Equity Incentive Plan

Effective May 14, 2022, the Company adopted an equity incentive plan (the “Equity Incentive Plan”). The Equity Incentive Plan has two components as follows: (i) a rolling stock option plan for the grant of stock options for an amount up to 10% of the number of issued and outstanding common shares, and (ii) a fixed plan for the grant of performance equity securities including Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”), and Performance Share Units (“PSUs”) (“DSUs” and, collectively with the RSUs and PSUs, the “Performance-Based Awards”).

Pursuant to the Equity Incentive Plan, the Company is authorized to grant stock options to executive officers, directors, employees, and consultants. The Board shall determine any vesting terms applicable to the grants.

Pursuant to the Equity Incentive Plan, the Company is authorized to grant Performance-Based Awards to executive officers, directors, employees, and consultants with the maximum aggregate number of common shares that may be issuable for Performance Based Awards not to exceed 21,061,438 (2024 - 16,991,819) common shares. The Board shall determine any vesting terms applicable to the grants.

During the year ended December 31, 2025, the Company issued 3,250,000 (2024 – 3,500,000) stock options and to consultants, employees and directors of the Company.

The stock options were valued using Black-Scholes valuation model with the following weighted average assumptions:

	December 31, 2025	December 31, 2024
Fair value of common shares at grant	$0.92	$0.27
Exercise price	$0.94	$0.27
Expected life	5 years	5 years
Volatility	92%	107%
Dividend rate	0%	0%
Risk free rate	2.79%	3.10%
Fair value of stock option	$0.65	$0.21

14.	SHARE-BASED PAYMENT – (continued)

2022 Equity Incentive Plan – (continued)

Volatility was determined based on the historical trading prices of the Company.

The following is a summary of changes in stock options:

		Weighted Average
	Number of	Exercise Price
	Options	$
Balance at December 31, 2023	7,475,000	0.26
Issued options	3,500,000	0.27
Cancelled options	(575,000)	0.25
Balance at December 31, 2024	10,400,000	0.27
Issued options	3,250,000	0.94
Exercised options	(2,952,500)	0.27
Cancelled/Expired options	(500,000)	0.32
Balance at December 31, 2025	10,197,500	0.48

The weighted average remaining life of the stock options is 3.35 years (2024 – 3.07 years). During the year ended December 31, 2025, $2,105,343 (December 31, 2024 - $746,467) related to stock options was recognized in share-based compensation.

As at December 31, 2025, the following stock options were outstanding and exercisable:

			Weighted
			Average
Number	Number	Exercise	Contractual
Outstanding	Exercisable	Price	Life (Years)	Expiry Date
75,000	75,000	$0.30	0.02	January 8, 2026*
150,000	150,000	$0.22	0.76	October 5, 2026
1,822,500	1,822,500	$0.16	1.76	October 5, 2027
100,000	100,000	$0.30	2.34	May 2, 2028
1,850,000	1,850,000	$0.36	2.57	July 26, 2028
100,000	100,000	$0.30	2.59	August 3, 2028
2,350,000	2,350,000	$0.27	3.30	April 18, 2029
500,000	500,000	$0.30	3.97	December 18, 2029
400,000	400,000	$0.50	4.50	July 1, 2030
2,850,000	2,850,000	$1.00	4.93	December 3, 2030
10,197,500	10,197,500

* Subsequent to the year-end, 75,000 stock options were exercised (note 20).

Restricted Shares Unit

On December 18, 2024, the Company issued 1,000,000 Restricted Share Units (“RSUs”) with a fair value of $0.30 per RSU and a vesting date of December 18, 2025. On December 31, 2025, common shares were issued to settle the RSUs vested. On December 3, 2025, the Company issued 1,015,000 RSUs with a fair value of $0.97 per RSU and a vesting date of January 1, 2027. During the year ended December 31, 2025, $359,283 (December 31, 2024 - $10,317) related to RSUs was recognized in share-based compensation.

15.	MILLING REVENUE AND OTHER INCOME

Major customers are defined as customers that each individually account for greater than 10% of the Company’s revenues. For the years ended December 31, 2025 and December 31, 2024, one customer, which is controlled by a director of the Company, accounted for 100% of the Company’s milling revenue.

During the year ended December 31, 2025, the Company received $801,367 (2024 - $1,968,941) of other income related to royalty on gravel pit, space rental, and materials disposal.

16.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly, and consist of its directors, the Chief Executive Officer, and the Chief Financial Officer.

The following is a summary of the Company’s key management compensation:

	Year ended December 31,
	2025	2024
	$	$
Consulting fees	558,463	413,250
Salaries and benefits	—	37,792
Share-based compensation	1,531,816	477,460
Total	2,090,280	928,502

As at December 31, 2025, included within accounts payable and accrued liabilities is $230,560 owed to related parties of the Company (December 31, 2024 - $18,310). See also note 15 for other related party transactions. The amounts due to related parties are unsecured, non-interest bearing, and due on demand.

During the year ended December 31, 2025, the Company received a $500,000 USD loan from a company controlled by a director of the Company. The loan is subject to an annual interest rate of 3 month Secured Overnight Financing Rate + 6.5% and shall be repaid against the Company’s milling income or cash. Subsequent to the year end, the loan principal and related interest were fully repaid.

17.	FINANCIAL AND CAPITAL RISK MANAGEMENT

Fair Value

The carrying value of cash and cash equivalent, amounts receivables, accounts payable and accrued liabilities, loan payable and lease liabilities approximate their fair value because of the short-term nature of these instruments. The carrying value of restricted cash approximates fair value due to the nature of this asset.

The Company records its financial instruments, other than marketable securities which are at fair value through profit or loss, at amortized cost.

The financial instruments have been characterized on a fair value hierarchy based on whether the inputs to those valuation techniques are observable (inputs reflect market data obtained from independent sources) or unobservable (inputs reflect the Company’s market assumptions).

17.	FINANCIAL and CAPITAL RISK MANAGEMENT – (continued)

Fair Value – (continued)

The three levels of fair value estimation are:

Level 1 – quoted prices in active markets for identical instruments.

Level 2 – quoted prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Marketable securities common shares are measured using level 1 inputs and marketable securities warrants are measured using level 2 inputs.

Risk Exposure and Management

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The principal financial risks to which the Company is exposed are credit risk, interest rate risk, liquidity risk, commodity and equity price risk, and currency risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. As at December 31, 2025, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalent, restricted cash, and amounts receivables in the amount of $3,983,204 (December 31, 2024 - $3,570,649).

All off the Company’s cash is held with a major financial institution in Canada and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Company to credit risk are primarily receivables. The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including government organizations.

Interest Rate Risk

The Company’s financial assets exposed to interest rate risk consist of cash and cash equivalents balances. The interest earned on the cash and cash equivalents is at a fixed rate and approximates fair value rates, and the Company is not subject to significant interest rate risks.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it projects the funds required to support its operations.

17.	FINANCIAL and CAPITAL RISK MANAGEMENT – (continued)

Liquidity Risk – (continued)

Management anticipates that it may incur expenditures towards exploring its mineral interests and other Company assets. However, there is no assurance that the Company will operate profitably or will generate positive cash flow in the future. The Company has limited working capital, no history of profitable operations and no assurance that additional funding will be available to it for further exploration and development of its mineral interests. The Company may also need further financing if it decides to obtain additional mineral properties. As such, the Company is subject to many risks common to exploration enterprises, including undercapitalization, cash shortages and limitations with respect to personnel, financial, access to other resources, and lack of revenues. Although the Company has been successful in the past in obtaining financing through credit facilities or the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Such means of financing typically result in dilution of the positions of existing shareholders, either directly or indirectly.

Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration.

	Less than 12 months
December 31, 2025	($)	One to five years ($)	Total($)
Accounts payable and accrued liabilities	2,800,319	—	2,800,319
Lease liabilities	104,708	162,449	267,157
Loan payable	718,918	—	718,918
Secured convertible debenture	—	—	—
Total	3,623,945	162,449	3,786,394

	Less than 12 months
December 31, 2024	($)	One to five years ($)	Total($)
Accounts payable and accrued liabilities	1,616,118	—	1,616,118
Lease liabilities	35,543	40,189	75,732
Secured convertible debenture	4,481,066	—	4,481,066
Total	6,132,727	40,189	6,172,916

Foreign Exchange Rate Risk

The functional currency of the Company is the Canadian dollar. As at December 31, 2025 and 2024, the Company has not entered into contracts to manage foreign exchange risk.

Commodity and Equity Price Risk

The ability of the Company to explore its exploration assets, continue milling operations, and the future profitability of the Company are directly related to the market price of copper, gold, silver, and other precious metals. Equity price risk is defined as the potential adverse impact on the Company’s performance to movements in individual equity prices or general movements in the level of the stock market.

Capital Management

The Company considers capital to be the elements of shareholders’ equity (deficit). The Company’s primary objectives in capital management are to safeguard the Company’s ability to continue as a going concern to provide returns for shareholders and to maintain sufficient funds to finance the exploration and development of its mineral property interests and Merritt Mill operations. The Company manages its capital structure to maximize its financial flexibility by adjusting to changes in economic conditions, and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital and is not subject to externally imposed capital requirements. There have been no changes to the management of capital during the current fiscal year.

18.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2025	2024
Loss before income taxes	$(5,524,828)	$(5,230,946)

Expected income tax (recovery)	(1,492,000)	(1,412,000)
Other	—	—
Items not deductible for income tax purposes	96,000	191,000
Impact of flow through shares	271,000	377,000
Share issue costs	(68,000)	(39,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	(162,000)	—
Change in unrecognized deductible temporary differences	1,355,000	883,000
Total income tax expense (recovery)	$—	$—

The following is the analysis of recognized deferred tax assets and liabilities:

Year ended December 31,	2025	2024
Deferred tax liabilities
Marketable securities	$(466,000)	$(14,000)
Loan payable	(1,000)	—

Deferred tax assets
Non-capital losses	467,000	14,000
Net deferred tax assets (liabilities)	$—	$—

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

		Expiry Date
	2025	Range	2024
Exploration and evaluation assets	$3,665,000	No expiry date	$2,419,000
Investment tax credit	$441,000	2030 to 2032	$441,000
Property, plant, and equipment	$18,957,000	No expiry date	$16,220,000
Right-of-use assets/lease liabilities	$8,000	2027 to 2030	$—
Share issue costs	$322,000	2026 to 2029	$177,000
Debt with accretion	$—	No expiry date	$320,000
Asset retirement obligation	$13,754,000	No expiry date	$14,220,000
Non-capital losses available for future periods	$48,620,000	2026 to 2045	$43,005,000

Tax attributes are subject to review, and potential adjustment, by tax authorities.

19.	CHANGES IN LIABILITIES FROM FINANCING ACTIVITIES

	January 1,	Cash				December 31,
	2025	Flows	Non–cash changes			2025
			Acquisition/		Interest
			Amendment	Conversion	accretion/accruals
	$	$	$	$	$	$
Secured convertible debenture	4,481,066	—	—	(4,852,488)	371,422	—
Lease liabilities	54,601	(79,370)	212,071	—	24,792	212,094
Loan payable	—	690,446	—	—	28,472	718,918
Total	4,535,667	611,076	212,071	(4,852,488)	424,686	931,012

	January 1,			Non–cash	December 31,
	2024	Acquisition	Cash Flows	changes	2024
				Interest
				accretion/accruals
	$	$	$	$	$
Secured convertible debenture	4,236,848	—	(33,000)	277,218	4,481,066
Lease liabilities	16,353	64,476	(31,975)	5,747	54,601
Total	4,253,201	64,476	(64,975)	282,965	4,535,667

20.	SUBSEQUENT EVENTS
a)	On January 29, 2026, the Company completed a non-brokered private placement issuing 5,512,001 units at $0.90 per unit for gross proceeds of $4,960,800. The Company paid $126,588 of finder’s fees, resulting in net proceeds of $4,834,212. Each unit consists of one common share of the Company and one common share purchase warrant, with each warrant entitling the holder to purchase one share at a price of $1.10 per share for a period of three years. The expiry date of the warrants can be accelerated if the closing price of the Company’s common shares on the TSX-V is $1.70 or greater for a minimum of ten consecutive trading days.
b)	On March 9, 2026, the Company granted 65,000 stock options with an exercise price of $1.14, expiring in 5 years.

On April 14, 2026, the Company closed an underwritten public offering in the United States consisting of 930,233 American Depositary Shares (“ADS”) units, each ADS unit consists of one ADS and an accompanying ADS warrant, at an offering price of US$6.45 per unit for gross proceeds of US$6,000,000. Each ADS represents 12 common shares of the Company. Each ADS warrant will have an exercise price of $12.2213 to acquire one ADS, exercisable immediately upon issuance and will expire on the fifth anniversary of the issuance date. In connection to the offering, the Company granted 46,512 underwriter warrants to purchase ADS units with an exercise price of $9.8088 per unit, expiring on the fifth anniversary of the issuance date.

c)	The Company estimates additional financing costs of the offering to be approximately US$1,100,000
d)	On April 17, 2026, the Company issued an additional 139,534 ADS units at a price of US$6.45 for total gross proceeds of US$900,000 and issued an additional 6,976 underwriter warrants upon the exercise of the over-allotment option. The terms of the ADS units and underwriter warrants is the same as the above.
e)	Subsequent to the year-end, 125,000 stock options were exercised for gross proceeds of $37,500.
f)	Subsequent to the year-end, 22,834 ADS warrants were exercised for 22,834 ADS and gross proceeds of $279,061. 46,512 ADS warrants were exercised for 13,593 ADS through a cashless exercise.